Broadcom 1320 Ridder Park Drive San Jose, CA 95131 broadcom.com

July 18, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Asia Timmons-Pierce

Re:	Broadcom Inc.
Registration Statement on Form S-4 (File No. 333-266181)

Dear Ms. Timmons-Pierce:

Reference is made to the Registration Statement on Form S-4 (File No. 333-266181) (the “Registration Statement”) filed by Broadcom Inc. on July 15, 2022. Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement:

“The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

Very truly yours,

By:	/s/ Mark Brazeal
Name: Mark Brazeal
Title: Chief Legal and Corporate Affairs Officer Broadcom Inc.